March 23, 2009

Kate McHale
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re: CIT Group Inc.

Form: Preliminary Proxy Statement on Schedule 14A

Filed on March 13, 2009

File No. 001-31369

Dear Ms. McHale:

This letter is being submitted on behalf of CIT Group Inc. (the “Company”) in response to the comments raised in the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated and received by the Company on March 16, 2009 relating to above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Please find the staff’s comments in italics and corresponding Company responses below.

1.     We note that you are already a participant in the Capital Purchase Program and that Proposal 5 relates solely to approval of the issuance of shares of common stock underlying the warrant issued to the Treasury Department. However, Note A to Schedule 14A states that “when any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given.” In that regard, please revise your filing to include additional information regarding your participation in the Capital Purchase Program. For example, please describe the material terms of the securities issued to the Treasury Department, describe how your participation in the program will impact how you operate your company and disclose how you intend to use the proceeds you received. Please refer to Staff Guidance for Financial Institutions Filing Proxy Statements in Connection with the TARP Capital Purchase Program, which can be found on the Commission’s website at: http://www.sec.gov/divisions/corpfin/cffilingguidance.htm.

Company Response:

Shareholders are not being asked to approve the participation by the Company in the Capital Purchase Program. On December 31, 2008, the Company issued and sold to the Treasury Department 2,330,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series D, par value $0.01, having a liquidation preference of $1,000 per share (the “Series D Preferred Stock”), for an aggregate purchase price of $2.33 billion in cash, and a ten-year warrant (the “Warrant”) to purchase up to 88,705,584 shares of the Company’s common stock (subject to adjustment), or approximately 23% of shares of common stock outstanding as of December 31, 2008.

NYSE Rule 312.03 requires shareholder approval prior to the issuance of securities for shares of common stock or of securities convertible into or exercisable for common stock in any transaction or series of transactions if (1) the shares of common stock will have upon issuance voting power equal to 20% or more of the voting power outstanding before the issuance of the securities exercisable for common stock, or (2) the number of shares of common stock to be issued will be upon issuance equal to 20% or more of the number of shares of common stock outstanding before the issuance of the securities exercisable for common stock. The Company can issue shares below the 20% threshold without obtaining shareholder approval and has already committed to do so under the Capital Purchase Program.

Consistent with NYSE Rule 312.03, the terms of the Warrant provide for the issuance of up to 77,648,260 shares (subject to adjustment), or 19.9% of the Company’s shares of common stock outstanding as of December 31, 2008, if the Company does not obtain shareholder approval for the issuance of shares. The terms of the Warrant also provide for the issuance of up to 88,705,584 shares (subject to adjustment), or approximately 23% of the Company’s shares of common stock outstanding as of December 31, 2008, if the Company obtains shareholder approval for the issuance of shares. Accordingly, Proposal 5 seeks shareholder approval only for the issuance of an additional 11,057,324 shares of common stock, which represent the number of shares equal to the difference between 19.9% of the Company’s outstanding shares as of December 31, 2008 (for which shareholder approval is not required under the NYSE rule) and 23% of the Company’s outstanding shares as of December 31, 2008 (the total percentage of shares issuable upon exercise of the Warrant).

The Company has again considered the application of Note A to Schedule 14A and has concluded that the proposal to approve the issuance of up to 11,057,324 shares of common stock upon exercise of the Warrant is not also a solicitation with respect to the Company’s participation in the TARP program and its December 31, 2008 sale of Series D Preferred Stock and the Warrant to the Treasury Department. Unlike other situations where the vote on the proposal being submitted to shareholders could affect whether or not the transaction is consummated, the transaction with the Treasury Department closed on December 31, 2008 at which time the Series D Preferred Stock and Warrant were issued to the Treasury Department. Approval or disapproval of Proposal 5 will neither undo nor change the terms of the transaction between the Company and the Treasury Department.

Further, the Company has provided extensive disclosure regarding its participation in the Capital Purchase Program, as well as the material terms of the securities issued to the Treasury Department on December 31, 2008. In addition to the disclosures provided in the Company’s current reports on Form 8-K filed on December 24, 2008 and January 5, 2009, there is extensive disclosures regarding the transaction and the anticipated use of the proceeds received from such sale in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in the Annual Report that is being provided to shareholders concurrently with the proxy statement.

The Company has revised its discussion of Proposal 5 to clarify the scope of the Proposal so as to avoid any questions as to whether shareholders are being asked to approve either the transaction with the Treasury Department or the issuance of all the shares of common stock underlying the Warrant.

2.     Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrant to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14(a).

Company Response:

The Company is relying upon Instruction 1 to Item 13 of Schedule 14A which provides that the financial and other information required by paragraph (a) is typically not deemed material where the matter to be acted upon is the issuance of common stock otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.

As described above, on December 31, 2008, the Company issued and sold to the Treasury Department the 2,330,000 shares of Series D Preferred Stock for an aggregate purchase price of $2.33 billion in cash and the Warrant to purchase up to 88,705,584 shares of common stock (subject to adjustment) or 23% of shares of common stock outstanding as of December 31, 2008. This transaction closed and is reflected in the Company’s audited financial statements for its fiscal year ended December 31, 2008. The transaction also was disclosed in Forms 8-K filed with the Commission on December 24, 2008 and January 5, 2009.

In addition to providing that the Warrant is currently exercisable for up to 19.9% of the Company’s shares outstanding as of December 31, 2008 without obtaining shareholder approval, the terms of the Warrant also provide that if shareholder approval of the additional shares in excess of 19.9%, (approximately 11,057,324 shares, representing 3.1% of shares of common stock outstanding as of December 31, 2008) is not obtained, the exercise price is automatically reduced from the $3.94 per share exercise price set forth in the Warrant by $0.59 per share on each six month anniversary of the issuance date of the Warrant up to a maximum reduction of $1.77 per share.

The proposal requests approval of the issuance of up to an additional 3.1% above the 19.9% of the Company’s common stock outstanding as of December 31, 2008, the closing date of the transaction, upon the exercise of the Warrant. The Warrant was issued in a transaction for cash and not in an exchange, merger, consolidation, acquisition or similar transaction and therefore comes within the meaning and intent of the Instruction. Moreover, the financial and other information required by paragraph (a) of Item 13 is disclosed in the Company’s Annual Report that will accompany or precede the proxy statement as required by Rule 14a-3(b). Consequently, the inclusion of that information in the proxy statement would not alter the total mix of information available to shareholders in deciding how to vote on the proposal. Accordingly, the Company concludes that it need not include the financial and other information as permitted by Instruction 1 to Item 13.

3.     Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than pro forma financial statements.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

  how the application of the proceeds of the transaction may potentially effect your net interest margin;

  how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

   how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on you balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders’ equity and your capital ratios.

Company Response:

In accordance with Paragraph (a)(8) of Article 11 of Regulation S-X, pro forma financial would be required when disclosure of that information would be material to shareholders in deciding how to vote on Proposal 5. Here, pro forma financial information is not material to a shareholder’s voting decision. As previously discussed, Company shareholders are not being asked to vote on the Company’s transaction with the Treasury Department which already closed on December 31, 2008, nor are they being asked to vote to approve the issuance of all the shares underlying the Warrant. Rather shareholders are being asked to approve only the issuance of up to 11,057,325 shares, which represent the 3.1% of shares in excess of the 19.9% now available for issuance under the Warrant. The information that is material to shareholders in deciding how to vote on the proposal and that is fully disclosed in the proxy statement is the Warrant term that automatically reduces the $3.94 per share exercise price on all of the shares underlying the Warrant by $0.59 per share on each six month anniversary issuance date of the Warrant up to a maximum reduction of $1.77 per share.

The Company also believes that pro forma financial information is not material under a quantitative analysis because:

  The securities issued and proceeds received are reflected in the Company’s balance sheet and statements of cash flow for its 2008 fiscal year and thus reflected in its capital ratios as of December 31, 2008. Providing comparable information on a pro forma basis as of January 1, 2008 would not provide investors with material information since they have that information as of the end of the 2008 fiscal year.

  For its fiscal year ended 2008, the Company reported a net loss of $2,864 billion and a per share net loss of $11.06. Showing a pro forma reduction in interest expense and/or increase in investment income assuming receipt of the $2.33 billion as of January 1, 2008 would not materially change the reported results as each 100 basis point change would change pretax income by only $23 million.

  In light of the Company’s reported loss, there would not be any additional dilution from the basic reported earning per share.

  The Company has provided stockholders and the market with information regarding the financial terms of the securities issued to the Treasury Department so that stockholders and other interested parties can readily calculate the dividend impact of the Preferred Shares. Accordingly, the Company believes that pro forma information would not provide additional material information that is no readily determinable from the information in its public filings.

Further, any discussion of use of proceeds resulting from the Treasury Department exercising the Warrants would be purely speculative. The Warrants were issued to the Treasury Department on December 31, 2008. The only impact of shareholder approval or disapproval will be to determine the number of shares issuable under the Warrants and the exercise price. Shareholder approval will not result in any additional securities being issued or any additional proceeds being received by the Company. Any assumption about when the Warrants will be exercised would be speculative, since the Warrants can be exercised at any time over the ten year period ending December 31, 2018.

4.     On page 60 you state that copies of the Purchase Agreement and Warrant Agreement are attached to the proxy statement. Please include those documents with your revised preliminary proxy statement.

Company Response:

The Company has attached the Warrant Agreement to the Preliminary Proxy Statement and references stockholders to the Form 8-Ks filed on December 24, 2008 and January 5, 2009 in lieu of filing the copies of the Purchase Agreement as part of the Proxy Statement.

5.     In accordance with Rule 14a-6(a), please include the proxy card with your revised preliminary proxy statement.

Company Response:

The Company has included the proxy card with the revised Preliminary Proxy Statement.

In addition, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James P. Shanahan Senior Vice President, Chief Compliance Officer and Assistant Secretary

cc:	Abigail Arms Shearman & Sterling LLP